BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
OCT 26 2007
WASH. D.C. 161 SECTION

07027734

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

October 24, 2007

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest newsletter “Hannover Re establishes life reinsurer in Bermuda”.

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Stefan Schulz
Head of Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
André Arrago, Dr. Wolf Becke
Jürgen Gräber, Dr. Elke König,
Dr. Michael Pickel, Ulrich Wallin

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

hannover **re**®

NEWSLETTER

The Hannover Re NewsLetter *serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.*

Hannover Re establishes life reinsurer in Bermuda

Hannover, 24 October 2007: Hannover Re has established a new subsidiary in Bermuda which will transact life reinsurance business. "Hannover Life Reassurance Bermuda Ltd. is to assume an important position within the life and health reinsurance business group while at the same time decisively strengthening our global network", Wilhelm Zeller, Chief Executive Officer of Hannover Re, explained.

The new company's focus will be on the life, health, annuity and personal accident lines as well as the writing of blocks of in-force life reinsurance business. In regional terms it will concentrate on the markets of the United Kingdom, Ireland, Canada, South Africa as well as on business from various Asian markets. Hannover Life Reassurance Bermuda Ltd. has an equity base of EUR 120 million and is also able to turn Hannover Re's considerable financial strength to its advantage.

Since 2000 the Hannover Re Group has transacted its worldwide life and health reinsurance business under the Hannover Life Re brand. This business group enjoys sustained double-digit growth potential thanks to systematic customer relationship management.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover **rück**

INFOBRIEF

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück gründet Lebensrückversicherer in Bermuda

Hannover, 24. Oktober 2007: Die Hannover Rück hat in Bermuda eine neue Tochtergesellschaft gegründet, die Lebensrückversicherungsgeschäft betreiben soll. „Die Hannover Life Reassurance Bermuda Ltd. wird innerhalb unseres Geschäftsfelds Personen-Rückversicherung eine wichtige Position einnehmen und unser weltweites Netzwerk maßgeblich verstärken", erklärte der Vorstandsvorsitzende der Hannover Rück, Wilhelm Zeller.

Der Fokus der neuen Gesellschaft liegt auf den Sparten Leben, Kranken, Renten und Unfall sowie auf der Übernahme von Bestandsgeschäft. Geografisch konzentriert sie sich auf die Märkte Großbritannien, Irland, Kanada, Südafrika sowie auf Geschäft aus verschiedenen asiatischen Märkten. Die Hannover Life Reassurance Bermuda Ltd. wurde mit einem Eigenkapital von 120 Mio. EUR ausgestattet und profitiert überdies von der starken Finanzkraft der Hannover Rück.

Seit dem Jahr 2000 betreibt die Hannover Rück-Gruppe ihr weltweites Personen-Rückversicherungsgeschäft unter der Marke Hannover Life Re. Dank seines systematischen Kundenmanagements verfügt dieses Geschäftsfeld über ein nachhaltig zweistelliges Wachstumspotenzial.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 05 11 / 56 04-15 00, E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 05 11 / 56 04-15 02, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 05 11 / 56 04-17 36, E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

END